EXHIBIT 2.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

AGRIUM INC., AS PURCHASER

AND

UNITED INDUSTRIES CORPORATION

AND

NU-GRO HOLDING COMPANY, L.P., AS SELLERS

Dated November 22, 2005

i

DEFINED TERMS

$41
2005 Audited Financial Statements	30
Adjustment Report	4
Affiliate	41
Affiliated Group	13
Agreement	1
Auditors	3
Authorizations	7
Business Day	41
C$	41
Canadian Employee Plan	12
Carve Out Financial Statements	7
Cash	2
Claim	8
Clean-Up	9
Closing	5
Closing Date	5
Closing Date Exchange Rate	2
Code	13
Companies	1
Company	1
Company Contracts	14
Company Group	22
Company Intellectual Property Rights	10
Company Licenses	10
Company Third Party Intellectual Property Rights	11
Competition Act	7
Competition Act Compliance	23
Confidentiality Agreement	26
Consumer Products Business	2
Consumer Products Facilities	20
control	41
controlled	41
controlling	41
Disclosure Letter	5
Dispute Accountant	4
Dispute Notice	4
Draft Technical Amendments	28
Employee Benefit Plans	11
Environmental Claim	9
Environmental Law	9
ERISA	11

Existing Parent Policies	26
Fertilizer Technology Business	1
Financial Statements	7
GAAP	3
Governmental Entity	7
Governmental Order	7
Hazardous Material	9
herein	41
hereof	41
hereto	41
IB Nitrogen	1
Include	41
including	41
Indemnified Officers and Directors	24
Indemnified Party	37
Indemnifying Party	37
Laws	10
Liabilities	8
License Agreements	34
Liens	2
Losses	36
Material Adverse Effect	5
Net Working Capital	3
Net Working Capital Adjustment	3
Net Working Capital Determination	3
Noncompete Period	26
Notice of Claim	37
Notice of Defense	37
Nu-Gro America	1
Nu-Gro Canada	1
Nu-Gro Corp.	1
Nu-Gro Holding	1
Nu-Gro IP	1
Nu-Gro License Agreement	30
Nu-Gro Tech	1
Nu-Spec	1
Parties	1
Party	1
Permitted Liens	15
Person	9
Pre-Closing Period	21
Professional Products Business	1
Purchase Price	2
Purchaser	1

v

Purchaser Delivered Agreements	16
Purchaser Material Adverse Effect	16
Receiving Party	25
Regulatory Filings	24
Release	9
Released Person	22
Releasing Person	22
Restricted Consumer Customer	29
Restricted Professional or Tech Customer	27
Review Fees	4
SCU Nitrogen	1
Seller	1
Seller Delivered Agreements	6
Sellers	1
Shares	1
Spectrum	6
Spectrum L&G Canada	2
Spectrum License Agreement	34
Subsidiaries	1
Subsidiary	1
Supply Agreements	33
Tax	13
Tax Returns	13
Taxes	13
Territory	26
Third Party Claim	37
to the Knowledge of the Sellers	41
Transition Services Agreement	33
United	1
Wilson Labs	1

EXHIBITS

Exhibit A	—	Net Working Capital
Exhibit B	—	Net Working Capital Example
Exhibit C	—	Consumer Products Business Assets and Liabilities
Exhibit D	—	Transfer of Consumer Products Business
Exhibit E-1	—	Nu-Gro License Agreement
Exhibit E-2	—	Spectrum License Agreement
Exhibit F-1 – F-4	—	Supply Agreements
Exhibit G	—	Transition Services

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made November 22, 2005, by and among Agrium Inc., a corporation incorporated under the Canada Business Corporations Act (“Purchaser”), UNITED INDUSTRIES CORPORATION, a Delaware corporation (“United”), and NU-GRO HOLDING COMPANY, L.P., an Ontario limited partnership (“Nu-Gro Holding”, with each of United and Nu-Gro Holding being a “Seller” and together the “Sellers”). The foregoing parties to this Agreement are each a “Party” and collectively, the “Parties.”

BACKGROUND STATEMENT

United owns all of the outstanding shares of stock of Nu-Gro America Corp., a Delaware corporation (“Nu-Gro America”), and Nu-Gro America owns all of the outstanding shares of stock of IB Nitrogen, Inc., a Delaware corporation (“IB Nitrogen”), and Nu-Gro Technologies, Inc., a Delaware corporation (“Nu-Gro Tech”). Nu-Gro Holding owns all of the outstanding shares in the capital of The Nu-Gro Corporation, a Nova Scotia unlimited liability company and an Affiliate of the Sellers (“Nu-Gro Corp.”), and Nu-Gro Corp. owns all of the outstanding shares in the capital of SCU Nitrogen Corporation, a Nova Scotia corporation (“SCU Nitrogen”), and Nu-Gro Canada Corp., a Nova Scotia unlimited liability company (“Nu-Gro Canada”). Nu-Gro Canada owns all of the outstanding shares in the capital of Nu-Gro IP, Inc., an Ontario corporation (“Nu-Gro IP”), all of the outstanding shares in the capital of Wilson Laboratories, Inc., an Ontario corporation (“Wilson Labs”), and fifty percent of the outstanding shares in the capital of The Nu-Spec Corporation, an Ontario corporation (“Nu-Spec”). Nu-Gro America and Nu-Gro Corp. are each referred to in this Agreement individually as a “Company” and collectively as the “Companies”, and collectively the shares of stock of Nu-Gro America and the shares in the capital of Nu-Gro Corp. that are owned by the Sellers are referred to in this Agreement as the “Shares”. IB Nitrogen, Nu-Gro Tech, SCU Nitrogen, Nu-Gro Canada, Wilson Labs, Nu-Gro IP and Nu-Spec, together with any other corporation or other organization, whether incorporated or unincorporated, of which at least fifty percent of the securities or interests having by the terms thereof voting power to elect at least fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by one or more of the Companies, are each referred to in this Agreement individually as a “Subsidiary” and collectively as the “Subsidiaries”. The Companies and the Subsidiaries are engaged, among other things, in three lines of business: (a) the manufacture, marketing and sale of specialty controlled-release nitrogen fertilizer products sold to the fertilizer industry (the “Fertilizer Technology Business”), (b) the manufacture, marketing and sale of fertilizer and pest control products sold to the professional turf industry and the structural pest control industry in Canada (the “Professional Products Business”), and (c) the manufacturing, marketing and selling lawn and garden products, including fertilizers, pest control products and other products, to retailers for use by consumers (the “Consumer Products Business”). Prior to the Closing, the Companies and the Subsidiaries shall transfer to Spectrum Brands Lawn & Garden Canada L.P., a newly formed Affiliate of the Sellers (“Spectrum L&G Canada”) all of the assets, and Spectrum L&G Canada shall assume all of the liabilities, of the Companies and the Subsidiaries that are primarily related to the Consumer Products Business, as more particularly described in Section 4.4. This Agreement sets forth the basis upon which Purchaser will purchase, and the Sellers will sell, the Shares.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.

SALE AND PURCHASE OF THE SHARES

Section 1.1 Purchase and Sale of the Shares. On the terms and subject to the conditions set forth herein, at the Closing the Sellers shall sell, assign, transfer and deliver to Purchaser and Purchaser shall purchase and accept the Shares, free and clear of all liens, mortgages, security interests, pledges, charges, other rights of third parties or other encumbrances (collectively, “Liens”).

Section 1.2 Purchase Price. The purchase price for the Shares shall be Eighty-Six Million and 0/100 United States Dollars (US $86,000,000) (the “Purchase Price”), as adjusted as follows:

(a) Debt. The Purchase Price will be decreased dollar-for-dollar to the extent that any indebtedness for money borrowed (including accrued unpaid interest) of the Companies and the Subsidiaries is not repaid or otherwise released on the Closing Date.

(b) Cash. The Purchase Price will be increased by the amount of Cash of the Companies and the Subsidiaries as of the close of business on the day prior to the Closing Date. Such amount shall be measured in United States Dollars, with Cash held in Canadian Dollars by the Companies and the Subsidiaries being converted into United States Dollars for purposes of this Section 1.2(b) at the currency exchange rate as of 4:00 p.m. (New York time) on the day prior to the Closing Date for foreign exchange transactions in Canadian Dollars and United States Dollars in amounts of $1,000,000 or more, expressed as the amount of United States Dollars per one Canadian Dollar, as published in The Wall Street Journal (the “Closing Date Exchange Rate”). “Cash” means all cash and cash equivalents, as determined in accordance with GAAP. “GAAP” means Canadian generally accepted accounting principles, as in effect from time to time.

(c) Net Working Capital Adjustment. The Purchase Price will be increased or decreased dollar-for-dollar by the amount by which the Net Working Capital as of the close of business on the day immediately prior to the Closing Date is more or less than C$28,200,000 (the “Net Working Capital Adjustment”), as determined in accordance with the procedures set forth below in this Section 1.2(e). The amount of the Net Working Capital Adjustment shall be converted into United States Dollars at the Closing Date Exchange Rate for purposes of adjustment to the Purchase Price.

(i) Definition. “Net Working Capital” means the current assets shown on Exhibit A less the current liabilities shown on Exhibit A, in each case determined in accordance with GAAP applied consistently with the past accounting practices of the Companies and the Subsidiaries. An example of the calculation of Net Working Capital as of July 31, 2005 is attached as Exhibit B. For the avoidance of doubt, Net Working Capital does not include Cash, which is exclusively covered by Section 1.2(b).

(ii) Post-Closing Determination. Within sixty calendar days following Closing, Purchaser will cause Ernst & Young, LLP or another independent auditing firm (the “Auditors”) selected, retained and paid for by Purchaser to make an independent determination (the “Net Working Capital Determination”) of the Net Working Capital as of the close of business on the day immediately prior to the Closing Date and deliver such Net Working Capital Determination to the Sellers, together with detailed supporting calculations and assumptions used by the Auditors in making such determination.

(iii) Payment. If the Net Working Capital Determination is greater than C$28,200,000, then Purchaser shall pay such difference to the Sellers within five Business Days following the delivery of the Net Working Capital Determination to the Sellers. If the Net Working Capital Determination is less than C$28,200,000, then the Sellers shall pay such difference to Purchaser within five Business Days after the Net Working Capital Determination becomes binding as provided in Section 1.2(c)(v). If the Net Working Capital Determination is disputed, in whole or in part, by the Sellers in accordance with Section 1.2(c)(v), then payment of amounts related to the undisputed parts will be made in accordance with the foregoing and (ii) payment of amounts related to each disputed part will be made only when it becomes binding. It is the intent of the foregoing that any dispute with respect to the determination of the Net Working Capital Adjustment will defer the payment only of amounts related to the disputed parts. All payments pursuant to this Section 1.2 will include interest on any such payment from the Closing Date to the date paid at the “Prime Rate” as published in the “Money Rates” table in The Wall Street Journal on the Closing Date or, if no publication occurs on the Closing Date, on the first publication date following the Closing Date.

(iv) Objections; Determination Binding. Unless the Sellers give notice to Purchaser of an objection to a part of the Net Working Capital Determination (a “Dispute Notice”) within thirty days after their receipt of the Net Working Capital Determination, the Net Working Capital Determination will become binding in its entirety at the end of such 30-day period. If the Sellers deliver a Dispute Notice within such 30-day period and the Parties are unable to agree as to all issues in the Dispute Notice within thirty days after the Dispute Notice is given to Purchaser, then the agreed-upon parts (if any) will become binding on the parties at the end of such second 30-day period and the unresolved parts will be submitted to PricewaterhouseCoopers LLP or another mutually agreeable accounting firm (the “Dispute Accountant”) to resolve the issues set forth in the Dispute Notice in accordance with Section 1.2(c)(vi).

(v) Dispute Resolution. The Dispute Accountant shall conduct such review of the Net Working Capital Determination, the Dispute Notice and any supporting documentation as the Dispute Accountant in its sole discretion deems necessary, but shall be limited to resolving the dispute set forth in the Dispute Notice, and the Dispute Accountant shall hear such presentations by the parties as the Dispute Accountant in its sole discretion deems necessary. The Dispute Accountant shall be provided full access to the books and records of the Sellers and Purchaser as well as the audit work papers of the Auditors related to such determination. The Dispute Accountant shall, as promptly as practicable and in no event later than ninety days following its receipt of the Dispute Notice, deliver to Purchaser and the Sellers a report (the “Adjustment Report”), in which the Dispute Accountant shall resolve only the dispute set forth in the Dispute Notice and shall determine the appropriate Net Working Capital Determination on that basis. The Adjustment Report shall set forth, in reasonable detail, the Dispute Accountant’s determination with respect to the issues specified in the Dispute Notice, and the revisions, if any, to be made to the Net Working Capital Determination together with supporting calculations. The Adjustment Report shall be final and binding on the parties, absent arithmetical error, and shall be deemed a final arbitration award that is enforceable against each of the parties hereto in any court of competent jurisdiction. The fees and expenses of such review by the Dispute Accountant and for its preparation of the Adjustment Report (the “Review Fees”) shall initially be paid by Purchaser but the Sellers shall reimburse Purchaser for the Review Fees in the event that the Adjustment Report reflects that no additional payment is due and payable to the Sellers.

Section 1.3 Allocation of Purchase Price. Prior to the Closing, the Parties shall negotiate in good faith the allocation of the Purchase Price among the Companies. The Parties will use such allocation for purposes of all Tax filings and shall not take any position inconsistent with such allocation. No amount of the Purchase Price will be allocated to the non-competition and other covenants of the Sellers in Section 4.14.

Section 1.4 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place (a) at the offices of Sutherland Asbill & Brennan LLP, 999 Peachtree Street, Atlanta, Georgia, at 10:00 a.m., local time on January 3, 2006 or, if later, the third business day after the conditions set forth in Article V are satisfied or waived by the Party or Parties entitled to waive them, or (b) at such other place and time as Purchaser and the Sellers may agree (the “Closing Date”).

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers represent and warrant, jointly and severally, to Purchaser as follows, except as set forth in the letter delivered by the Sellers to Purchaser on the date hereof, which contains certain exceptions to the representations and warranties of the Sellers in this Agreement (the

“Disclosure Letter”) and assuming for purposes of these representations and warranties (other than Section 2.6) that on the date hereof, the transactions contemplated by Section 4.4 have been completed:

Section 2.1 Organization and Qualification.

(a) The Companies. Each Company is a corporation or other organization duly organized, validly existing and in good standing under the laws of the state or province of its organization, and each has the corporate or other organizational power and authority to own all of its properties and assets and to carry on its business as now being conducted.

(b) Subsidiaries. Each of the Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the corporate or other organizational power and authority to own all of its properties and assets and to carry on its business as it is now being conducted.

(c) Qualification. Each Company and each of the Subsidiaries is duly qualified and is in good standing to do business in all jurisdictions in which it is required to be qualified, except where the lack of such qualification would not reasonably be expected to have a Material Adverse Effect. “Material Adverse Effect” means a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Companies and the Subsidiaries, taken as a whole, but excluding any effect resulting from or relating to (i) general effects on the industry in which the Companies and the Subsidiaries are primarily engaged, (ii) changes in general economic or political conditions or the financing or capital markets or changes in currency exchange rates, (iii) the public announcement of the transactions contemplated by this Agreement, (iv) any action taken by Purchaser or any of its Affiliates or representatives, (v) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (vi) any action required to be taken under any Law or Governmental Order or any existing contract by which the Companies or any of the Subsidiaries (or any of their respective properties) is bound or (vii) any failure by the Companies and the Subsidiaries to meet any internal projections or forecasts.

Section 2.2 Capitalization and Ownership.

(a) The Companies. United owns all of the outstanding stock of Nu-Gro America, and Nu-Gro Holding owns all of the outstanding shares in the capital of Nu-Gro Corp., in each case in the amounts set forth in Section 2.2 of the Disclosure Letter, free and clear of all Liens.

(b) Subsidiaries. Section 2.2 of the Disclosure Letter sets forth a list of all of the Subsidiaries and the shareholder or shareholders of each Subsidiary. All of the issued and outstanding shares of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any pre-emptive rights. Except as disclosed in Section 2.2 of the Disclosure Letter, (i) there are no stockholders’ agreements to which the Companies or any of the Subsidiaries is a party or, to the Knowledge of the Sellers, any other stockholders’ agreements, with respect to the shares of any of the Subsidiaries, and (ii) one of the Companies has the right to elect all of the directors of each Subsidiary.

Section 2.3 Authority of the Sellers. Each Seller has the corporate or limited partnership power and authority to execute and deliver this Agreement and any other agreements, instruments and documents executed and delivered by it pursuant to this Agreement (this Agreement and such other agreements, instruments and documents are collectively referred to as the “Seller Delivered Agreements”) and to consummate the transactions contemplated by, and otherwise to comply with and perform its obligations under, them. The execution and delivery by each Seller of the Seller Delivered Agreements and the consummation by each Seller of the transactions contemplated on its part thereby have been duly authorized by each of their boards of directors or partners, as applicable, and by the Board of Directors of Spectrum Brands, Inc., a Wisconsin corporation and the ultimate parent company of each of the Sellers (“Spectrum”). No other corporate or limited partnership action on the part of any Seller is necessary to authorize the execution and delivery of the Seller Delivered Agreements by each Seller or the consummation by each Seller of the transactions contemplated thereby. The Seller Delivered Agreements will, when executed and delivered by each Seller, constitute valid and binding obligations of each Seller enforceable against it in accordance with their terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally (including statutory or other Laws regarding fraudulent transfers), and is subject to general principles of equity.

Section 2.4 Governmental Authorizations. Except as set forth in Section 2.4 of the Disclosure Letter and except (a) for filings required under the Competition Act (Canada) (the “Competition Act”) and the rules and regulations thereunder; and (b) where failure to obtain such consent, authorization, clearance, order or approval, or filing or registration would not prevent the Sellers from performing their obligations under this Agreement in any material respect, no consent, authorization, clearance or approval, or filing or registration (collectively, “Authorizations”) of or with any executive, judicial or other public authority, agency, department, bureau, division, unit or court or other public Person or arbitrator (collectively, a “Governmental Entity”) is required in connection with the execution and delivery of the Seller Delivered Agreements by the Sellers and the consummation by the Sellers of the transactions contemplated by, or other compliance with or performance under, the Seller Delivered Agreements, including the sale of the Shares.

Section 2.5 Absence of Violations or Conflicts. Except as set forth in Section 2.5 of the Disclosure Letter, the execution and delivery of the Seller Delivered Agreements and the consummation by the Sellers of the transactions contemplated by, or other compliance with or performance under, them do not and will not with the passage of time or the giving of notice or both constitute a violation of, be in conflict with, constitute a default or require any payment under, permit a termination of, or result in the creation or imposition of any Lien upon any assets of the Companies or the Subsidiaries under (a) any contract or agreement, (b) any order, writ, judgment, injunction or decree entered by or with any Governmental Entity (a “Governmental Order”) to which any of the Companies or the Subsidiaries are subject, (c) any Laws to which the Companies or the Subsidiaries are subject or (d) the certificate of incorporation or bylaws or other governing documents of any of the Companies or any of the Subsidiaries, except in the case of (a), (b) and (c), where such violation, conflict, default, termination or imposition would not reasonably be expected to have a Material Adverse Effect.

Section 2.6 Financial Statements. The Sellers have previously provided to Purchaser copies of (a) the audited consolidated balance sheet of the Companies and the Subsidiaries as of September 30, 2004 and the related audited consolidated statement of operations and cash flows for the year then ended, including the notes thereto, (b) the unaudited consolidated balance sheets of the Fertilizer Technology Business and the Professional Products Business as of September 30, 2004 and July 31, 2005, and (c) the unaudited consolidated statement of operations of the Fertilizer Technology Business and the Professional Products Business as of September 30, 2004 and September 30, 2005 (together with the financial statements described in clause (b) of this sentence, the “Carve Out Financial Statements” and together with the financial statements described in clauses (a) and (b) of this sentence, the “Financial Statements”). Except as set forth in Section 2.6 of the Disclosure Letter, (i) the Financial Statements other than the Carve-Out Financial Statements present fairly, in all material respects, the financial position and results of operations of the Companies and the Subsidiaries in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, and (ii) the Carve-Out Financial Statements have been prepared in a manner consistent with the preparation of the unaudited internal balance sheets and consolidated statement of operations of the Companies and the Subsidiaries for previous periods during 2004 and 2005. On the date hereof, to the Knowledge of the Sellers, there is no reason why the auditors’ opinion with respect to the 2005 Audited Financial Statements will not be unqualified, and Sellers will promptly notify Purchaser if they obtain any information to the contrary. The 2005 Audited Financial Statements shall present fairly, in all material respects, the financial position and results of operations of the Companies and the Subsidiaries in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, and there shall be no materially negative difference between the Carve Out Financial Statements and the 2005 Audited Financial Statements insofar as the 2005 Audited Financial Statements concern the Fertilizer Technology Business and the Professional Products Business.

Section 2.7 Absence of Material Adverse Effect. Except as set forth in Section 2.7 of the Disclosure Letter, since September 30, 2004, there has not been any change, development or event that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

Section 2.8 Absence of Undisclosed Liabilities. For purposes of this Agreement, the term “Liabilities” shall include any debts, liabilities or obligations of any kind whatsoever, whether accrued, absolute, contingent, changing, known, unknown, determinable, indeterminable, liquidated, unliquidated or otherwise and whether due or to become due in the future. Except as set forth in the Financial Statements or disclosed in any Section of the Disclosure Letter, the Companies and the Subsidiaries (a) did not have, as of July 31, 2005, any material Liabilities required by GAAP to be disclosed in the consolidated balance sheet of the Companies and the Subsidiaries or the notes thereto if required, and (b) have not incurred since July 31, 2005, any material Liabilities other than Liabilities incurred in the ordinary course of business after July 31, 2005.

Section 2.9 Absence of Guarantees. Except as disclosed in Section 2.9 of the Disclosure Letter, none of the Companies or the Subsidiaries have given or agreed to give, or are parties to or bound by, any guarantee of indebtedness, indemnity, bond or suretyship or other obligations of another Person or Persons or any other commitment by which the Companies or the Subsidiaries are, or are contingently, responsible for such indebtedness or other obligations.

Section 2.10 Legal Proceedings. Except as disclosed in Section 2.10 of the Disclosure Letter, (a) there is no claim, action, suit or proceeding (each, a “Claim”) pending or, to the Knowledge of the Sellers, threatened against the Companies or the Subsidiaries or any of their properties or assets before or by any Governmental Entity that, if determined adversely, would be reasonably expected to have a Material Adverse Effect; and (b) none of the Companies and the Subsidiaries is a party to any Governmental Order that would reasonably be expected to have a Material Adverse Effect.

Section 2.11 Environmental Matters.

(a) When used in this Section 2.11:

(i) “Clean-Up” means all actions required under applicable Environmental Law to contain, clean-up, remove, treat or remediate Hazardous Materials so that they do not migrate or endanger human health or the environment or to perform post-remedial monitoring.

(ii) “Environmental Claim” means any Claim, investigation or written notice by any individual, sole proprietorship, partnership, joint venture, corporation, estate, trust, unincorporated organization, association, unlimited liability company, limited liability company, institution, Governmental Entity or other entity (collectively, a “Person”) against the Companies or the Subsidiaries alleging potential liability (including potential liability for investigatory costs, Clean-Up costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) under any Environmental Law arising out of, based on or resulting from the presence, or Release, of any Hazardous Material on the real property owned or leased by the Companies or the Subsidiaries.

(iii) “Environmental Law” means all applicable Laws relating to pollution or protection of the environment. Without limiting the generality of the foregoing, Environmental Law includes Laws relating to Releases of Hazardous Material or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Material and all Laws with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Material.

(iv) “Hazardous Material” means any substance, chemical, compound, product, solid, gas, liquid, waste, byproduct, pollutant, contaminant or material which is classified or regulated as “hazardous” or “toxic” pursuant to Environmental Law, and includes friable asbestos-containing material, polychlorinated biphenyls and petroleum products.

(v) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata), or into or out of any property, including the movement of Hazardous Material through or in the air, soil, surface water, groundwater or property.

(b) Except as set forth in Section 2.11(b) of the Disclosure Letter: (i) the Companies and the Subsidiaries are, and since September 30, 2002 have been, in compliance with all applicable Environmental Laws and (ii) none of the Companies nor any of the Subsidiaries has received any written communication from any Governmental Entity or other Person alleging that any of the Companies or any of the Subsidiaries is not in such compliance, except in the case of both clauses (i) and (ii) where noncompliance would not reasonably be expected to result in a Material Adverse Effect.

(c) Except as set forth in Section 2.11(c) of the Disclosure Letter, to the Knowledge of the Sellers, neither the Companies or the Subsidiaries nor any other Person has placed, stored, deposited, discharged, buried, dumped or disposed of or caused the Release of Hazardous Material or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on or beneath any real property owned or leased by the Companies or the Subsidiaries, the presence of which would give rise to a Material Adverse Effect.

(d) Except as set forth in Section 2.11(d) of the Disclosure Letter, there is no Environmental Claim pending or, to the Knowledge of the Sellers, threatened against the Companies or the Subsidiaries, which, if adversely determined, would reasonably be expected to result in a Material Adverse Effect.

Section 2.12 Compliance with Laws. Except as set forth in Section 2.12 of the Disclosure Letter, each of the Companies and the Subsidiaries is, and since September 30, 2002 has been, in compliance with all laws, ordinances, regulations, policies, orders and rules (collectively, “Laws”) of all Governmental Entities applicable to the Companies and the Subsidiaries or their businesses, properties or assets, except where the failure to comply would not reasonably be expected to result in a Material Adverse Effect. Each of the Companies and the Subsidiaries holds all material licenses, permits, certificates, franchises, registrations, consents, Authorizations or other rights filed with, granted, issued by, or entered by any Governmental Entity that are required for the conduct of its business as now being conducted (collectively, “Company Licenses”), except where the failure to hold a Company License would not reasonably be expected to cause a Material Adverse Effect.

Section 2.13 Intellectual Property.

(a) Each of the Companies and the Subsidiaries owns, or is validly licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, domain names and copyrights, any applications for and registrations of such patents, industrial designs, trademarks, trade names, service marks, domain names and copyrights, and all database rights, net lists, processes, formulae, methods, schematics, technology, invention, trade secrets, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are used to conduct its business (the “Company Intellectual Property Rights”), except where the failure to own or validly license or otherwise possess a Company Intellectual Property Right would not reasonably be expected to result in a Material Adverse Effect.

(b) Except as set forth in Section 2.13(b) of the Disclosure Letter, the execution and delivery of this Agreement and consummation of the transactions contemplated hereby will not result in the breach of, or create on behalf of any Person the right to terminate any license, sublicense or other contract or agreement relating to the Company Intellectual Property Rights, or any licenses, sublicenses or other contracts or agreements as to which the Companies or any of the Subsidiaries is a party and pursuant to which any of the Companies or any of the Subsidiaries is authorized to use any Person’s patents, trademarks, trade names, service marks, trade dress, domain names, copyrights or trade secrets (“Company Third Party Intellectual Property Rights”), in each case where any such breach or right to terminate would reasonably be expected to result in a Material Adverse Effect.

(c) All patents, trademarks, service marks, domain names and copyrights which are held by the Companies or any of the Subsidiaries are valid, except where any invalidity would not reasonably be expected to result in a Material Adverse Effect. Except as set forth in Section 2.13(c) of the Disclosure Letter, none of the Companies or any of the Subsidiaries has, since September 30, 2002, been involved in any Claim, or received in writing any notice, which involves a claim of infringement, dilution or misappropriation of any material patents, trademarks, trade names, service marks, trade dress, domain names, copyrights or violation of any trade secret or other proprietary right of any Person, except where such a Claim or notice would not reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Sellers, the manufacturing, use, marketing, sale or export for sale of the products of the Companies and the Subsidiaries do not infringe upon, dilute or misappropriate any patent, trademark, trade name, service mark, trade dress, copyright, trade secret or other proprietary right of any Person, except where such infringement, dilution or misappropriation would not reasonably be expected to result in a Material Adverse Effect.

(d) The Company Intellectual Property Rights and Company Third Party Intellectual Property Rights are sufficient for the conduct of the Fertilizer Technology Business and the Professional Products Business as presently conducted by the Companies and the Subsidiaries, except (i) for the intellectual property that is the subject of the License Agreements and the Transition Services Agreement, (ii) as disclosed in Section 2.13 of the Disclosure Letter, and (iii) as does not have a Material Adverse Effect.

Section 2.14 Employee Plans.

(a) “Employee Benefit Plans” means each employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any Canadian Employee Plan maintained or contributed to by any Company or any of the Subsidiaries as of the date hereof for the benefit of any of the Companies’ or Subsidiaries’ employees, former employees or their respective dependent or beneficiaries, but excluding the Canada Pension Plan, the Quebec Pension Plan, any health or drug plan established and administered by a Province and workers’ compensation insurance provided by federal or provincial Law or a comparable program established and administered outside Canada. “Canadian Employee Plan” means all bonus, deferred compensation, incentive compensation, share purchase, share option, share appreciation, phantom share, savings, profit sharing, severance or termination pay, health, dental or other medical, life, disability or other insurance (whether insured or self-insured), mortgage insurance, employee loan, employee assistance, supplementary unemployment benefit, pension, retirement, supplementary retirement, plan, program and every other benefit plan, program, agreement, arrangement or practice (whether written or unwritten) maintained or contributed to any Company or any of the Subsidiaries in Canada.

(b) Except as set forth in Section 2.14(b) of the Disclosure Letter or as does not have a Material Adverse Effect: (i) each Employee Benefit Plan is in compliance with applicable Law and has been registered, administered and operated in all respects in accordance with its terms and applicable Law; (ii) each Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or has submitted, or is within the remedial amendment period for submitting an application for a determination letter with the Internal Revenue Service, and is awaiting receipt of a response) and, to the Knowledge of the Sellers, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of, or failure to issue, any such determination letter; (iii) no Employee Benefit Plan is a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA, covered by Title IV or ERISA; (iv) no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Benefit Plan covered by Title IV of ERISA; (v) no Employee Benefit Plan subject to Section 412 of the Code or Section 302 of ERISA has incurred any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or extension of any amortization period under Section 412 of the Code or Section 303 or 304 of ERISA; (vi) none of the Companies nor any of the Subsidiaries, nor, to the Knowledge of the Sellers, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Benefit Plan that could reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code; and (vii) no claim, action or litigation, has been made, commenced or, to the Knowledge of the Sellers, threatened with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied routine claims).

(c) No Canadian Employee Plan is a registered pension plan as defined under the provisions of the Income Tax Act (Canada). No taxes, penalties or fees are owing or exigible under any Canadian Employee Plan and there are no liabilities or contingent liabilities in respect of any Canadian Employee Plan that has been discontinued. No Canadian Employee Plan provides benefits beyond retirement or the termination of service to any of the Companies’ or Subsidiaries’ employees or former employees or to the beneficiaries or dependants of such employees. The costs of administering the Canadian Employee Plans, including fees for trustees and other service providers, which are customarily paid by the Companies or any of the Subsidiaries have been paid or will be paid prior to the Closing Date or have been properly accrued on the books and records of the Companies and the Subsidiaries. No amendments or promises of benefit improvements under any Canadian Employee Plan have been made or will be made prior to the Closing Date by the Companies or any of the Subsidiaries to their employees or former employees, except as required by the terms of such Canadian Employee Plan. No Canadian Employee Plan requires or permits a retroactive increase in premiums or payments, or requires additional payments, or requires premiums on the termination of such Plan or insurance contract in respect thereof, and the level of insurance reserves, if any, under any insured Canadian Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

Section 2.15 Tax Matters. Except as disclosed in Section 2.15 of the Disclosure Letter, the Sellers, the Companies and the Subsidiaries are members of an “affiliated group” (the “Affiliated Group”) within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and Spectrum is the common parent of the Affiliated Group. Except as disclosed in Section 2.15 of the Disclosure Letter and except as to matters that would not reasonably be expected to have a Material Adverse Effect, (i) all Tax returns, statements and reports (collectively, “Tax Returns”) required to be filed by or on behalf of the Companies and the Subsidiaries have been filed and are correct and accurate in all respects; (ii) all Taxes with respect to the Companies and the Subsidiaries shown to be due on such Tax Returns have been paid; (iii) to the Knowledge of the Sellers, no audit of the Tax Returns of the Companies and the Subsidiaries or of the Affiliated Group concerning an item related to the Companies and the Subsidiaries is currently being conducted; (iv) all deficiencies or assessments with respect to Taxes relating to the Companies and the Subsidiaries have been paid; and (v) no waiver of any statute of limitations with respect to Taxes of the Companies and the Subsidiaries is currently in effect. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 2.15 shall cause the Sellers to be liable for any Taxes for which the Sellers are not expressly liable pursuant to Section 4.6. As used herein, “Tax” or “Taxes” means and includes any and all taxes, fees, levies, assessments, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including: foreign, domestic, central, local, state or other jurisdictional taxes or other charges on or with respect to income, estimated income, franchises, business, occupation, windfall or other profits, gross receipts, property, sales, goods and services, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

Section 2.16 Contracts. Section 2.16 of the Disclosure Letter sets forth a list of each written agreement, contract, obligation, promise, or undertaking (including any and all amendments thereto) to which any of the Companies or any of the Subsidiaries is a party or by which any of the Companies or any of the Subsidiaries is bound which (a) relates to the borrowing of money or the guaranty of any obligation to borrow money; (b) involves revenues or expenditures in excess of $100,000 per annum (excluding sale orders entered into in the ordinary course of business consistent with past practice) and not terminable upon notice of 90 days or less; (c) obligates any of the Companies or any of the Subsidiaries not to compete with any business or in any territory; (d) relates to employment, compensation, severance, or consulting between any of the Companies or any of the Subsidiaries and any of their present officers, directors, employees or consultants who earned or was paid in excess of $100,000 annually in 2004; or (e) relates to a material Company Third Party Intellectual Property Right (collectively, the “Company Contracts”). To the Knowledge of the Sellers, all of the Company Contracts are enforceable by the Company or the Subsidiary which is a party thereto in accordance with their terms except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally, and is subject to general principles of equity. To the Sellers’ Knowledge, none of the Companies or the Subsidiaries is in material breach or default under (and no event has occurred which with the passage of time or the giving of notice or both would constitute a material breach or default under) any Company Contract nor, to the Knowledge of the Sellers, is any other party to any of the Company Contracts in default thereunder, which breach or default would reasonably be expected to have a Material Adverse Effect.

Section 2.17 Labor Relations. There is no labor strike, dispute, slowdown or stoppage actually pending or, to the Knowledge of the Sellers, threatened against or involving or affecting the Companies or any of the Subsidiaries. Except as disclosed in Section 2.17 of the Disclosure Letter, there is no collective bargaining agreement that is binding on the Companies or any of the Subsidiaries.

Section 2.18 Insider Interests. Except as set forth in Section 2.18 of the Disclosure Letter, no Affiliate, officer, director, shareholder, member or manager of any of the Companies or any of the Subsidiaries (a) has any agreement with any of the Companies or any of the Subsidiaries or any interest in any property, real or personal, tangible or intangible, except for the normal rights as an officer, director, shareholder, member or manager or (b) has any pending or, to the Knowledge of the Sellers, threatened claim or cause of action against the Companies or any of the Subsidiaries, except for accrued compensation and benefits, expenses and similar obligations incurred in the ordinary course of business with respect to employees of the Companies or any of the Subsidiaries.

Section 2.19 Sufficiency of Assets. Except as set forth in Section 2.19 of the Disclosure Letter, at the Closing, the Companies and the Subsidiaries will have good and valid title to, or a valid leasehold interest in, all of the properties and assets, tangible or intangible, necessary for Purchaser to operate the Fertilizer Technology Business and the Professional Products Business after the Closing in substantially the same manner as Sellers, the Companies and the Subsidiaries have been operating the Fertilizer Technology Business and the Professional Products Business prior to the Closing, free and clear of all Liens, except for (a) properties and assets disposed of in the ordinary course of business after the date of this Agreement, (b) Permitted Liens, and (c) with respect to leases and other agreements, the rights of the other parties specified therein. The buildings, machinery and equipment of the Companies and the Subsidiaries, taken as a whole, are free from any material defects, have been maintained in accordance with normal industry practice, and are in an operating condition and repair (subject to normal wear and tear) adequate and suitable for the purposes for which such properties are presently used, except in each case where the failure to be such would not reasonably be expected to have a Material Adverse Effect. “Permitted Liens” means Liens reflected on the Financial Statements, zoning or planning Laws and restrictions, easements, Company Licenses, restrictive covenants, encroachments and other restrictions or limitations on the use of real property or irregularities in or exceptions to title thereto which, in each case, individually or in the aggregate, do not materially detract from the value of or impair the use of such property by the Companies or the Subsidiaries, and Liens for current Taxes not yet due and payable or being contested in good faith.

Section 2.20 Brokers, Finders and Investment Bankers. Except for National Bank Financial, the fees of which will be paid by the Sellers, none of the Sellers, the Companies, or the Subsidiaries has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, brokerage fees or finders’ or similar fees in connection with the transactions contemplated by this Agreement.

Section 2.21 No Other Representations or Warranties; Disclosure Letter. Except for the representations and warranties contained in this Article II (as modified by the Disclosure Letter), neither the Sellers nor any other Person makes any other express or implied representation or warranty with respect to the Companies, the Subsidiaries or the transactions contemplated by this Agreement, and the Sellers disclaim any other representations or warranties, whether made by the Sellers or any of their Affiliates, officers, directors, employees, agents, consultants, or representatives. Except for the representations and warranties contained in this Article II (as modified by the Disclosure Letter), the Sellers hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates, consultants, or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or representative of the Sellers or any of their Affiliates, including the confidential information memorandum). The disclosure of any matter or item in the Disclosure Letter shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Sellers as follows:

Section 3.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Canada Business Corporations Act and has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly qualified to do business and is in good standing in all jurisdictions in which it is required to be qualified, except where the lack of such qualification would not reasonably be expected to have a Purchaser Material Adverse Effect. “Purchaser Material Adverse Effect” means a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of Purchaser and its subsidiaries, taken as a whole, but excluding any effect resulting from or relating to (a) general effects on the industry in which Purchaser and its subsidiaries is primarily engaged, (ii) changes in general economic or political conditions or the financing or capital markets or changes in currency exchange rates, (iii) the public announcement of the transactions contemplated by this Agreement, (iv) any action taken by the Sellers or any of their Affiliates or representatives, (v) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof.

Section 3.2 Authority. Purchaser has the corporate power and authority to execute and deliver this Agreement and any other agreements, instruments and documents executed and delivered by Purchaser pursuant to this Agreement (this Agreement and such other agreements, instruments and documents are collectively referred to as the “Purchaser Delivered Agreements”) and to consummate the transactions contemplated by, and otherwise to comply with and perform its obligations under, them. The execution and delivery by Purchaser of the Purchaser Delivered Agreements and the consummation by Purchaser of the transactions contemplated on its part thereby have been duly authorized by its Board of Directors. No other corporate action on the part of Purchaser is necessary to authorize the execution and delivery of the Purchaser Delivered Agreements by Purchaser or the consummation by Purchaser of the transactions contemplated thereby. The Purchaser Delivered Agreements will, when executed and delivered by Purchaser, constitute valid and binding obligations of Purchaser enforceable against Purchaser, in accordance with their terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally (including statutory or other Laws regarding fraudulent transfers), and is subject to general principles of equity.

Section 3.3 Governmental Authorizations. Except (a) for filings required under the Competition Act, the Investment Canada Act and the rules and regulations thereunder; and (b) where failure to obtain such Authorization would not prevent Purchaser from performing its obligations under this Agreement in any material respect, no Authorization of or with any Governmental Entity is required in connection with the execution and delivery of the Purchaser Delivered Agreements by Purchaser or the consummation by Purchaser of the transactions contemplated by, or other compliance with or performance under, the Purchaser Delivered Agreements.

Section 3.4 Absence of Violations or Conflicts. The execution and delivery of the Purchaser Delivered Agreements by Purchaser and the consummation by Purchaser of the transactions contemplated by, or other compliance with or performance under, them do not and will not with the passage of time or the giving of notice or both (a) constitute a violation of, be in conflict with any provision of the articles or certificate of incorporation or bylaws of Purchaser, (b) violate or conflict with, or result (with the giving of notice or the lapse of time or both) in a violation of or constitute a default under, any material Governmental Order to which Purchaser is a party or by which Purchaser or its assets or properties is bound or any applicable Laws or (c) constitute a breach or violation of or a default under any material agreement or contract to which Purchaser is a party, by which it is bound or to which any of its assets are subject, except, in the case of (b) and (c), where such violation, conflict, default, termination or imposition would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.5 Financing. Purchaser has all funds necessary to consummate the purchase of the Shares and all other transactions contemplated by this Agreement.

Section 3.6 Investment. Purchaser is acquiring the Shares for its own account, for investment only, and not with a view to any resale or public distribution thereof. Purchaser shall not offer to sell or otherwise dispose of the Shares in violation of any Law applicable to any such offer, sale or other disposition. Purchaser acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended or any other Laws and cannot be resold unless they are so registered or unless an exemption from registration is available, and it must bear the economic risk of its investment in the Shares for an indefinite period of time.

Section 3.7 Legal Proceedings. There is no Claim pending or, to the knowledge of Purchaser, threatened against Purchaser, or before or by any Governmental Entity that, if determined adversely, would adversely affect Purchaser’s performance of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.8 Brokers, Finders and Investment Bankers. Purchaser has not employed any broker, finder or investment banker or incurred any liability for any investment banking fees, brokerage fees or finders’ or similar fees in connection with the transactions contemplated by this Agreement.

Section 3.9 Acknowledgement of Purchaser. Purchaser has conducted its own independent review and analysis of the business, assets, condition and operations of the Companies and the Subsidiaries. In entering into this Agreement, Purchaser has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of the Sellers contained in this Agreement and (a) other than as set forth in this Agreement, none of the Sellers, or any of their respective directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or its agents or representatives prior to the execution of this Agreement, (b) none of the Sellers, or any of their respective directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Purchaser on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Purchaser prior to the execution of this Agreement and (c) Purchaser is not aware of any representation or warranty of the Sellers set forth in Article II of this Agreement being untrue or inaccurate.

ARTICLE IV.

ADDITIONAL COVENANTS AND AGREEMENTS

Section 4.1 Conduct of Business Pending the Closing. Except as may be contemplated by this Agreement, set forth in Section 4.1 of the Disclosure Letter or required by applicable Law or any Company Contracts, or as Purchaser may otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the Closing Date:

(a) Operation in the Ordinary Course of Business. The Sellers shall cause each of the Companies and the Subsidiaries to operate its business in the ordinary and usual course in substantially the same manner as heretofore conducted.

(b) Forbearances by the Companies. The Sellers shall not permit any of the Companies or the Subsidiaries to:

(i)	declare, set aside or pay any dividend in property with respect to its shares or declare or make any distribution in property on, redeem, or purchase or otherwise acquire any Shares, or split, combine or otherwise similarly change the outstanding Shares, or authorize the creation or issuance of or issue or sell any shares or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from it, any of its shares, or agree to take any such action; for the avoidance of doubt, cash dividends are expressly permitted;

(ii)	sell, lease, transfer or dispose of any of its properties or assets, except for sales of products in the ordinary and usual course of business;

(iii)	except for regularly scheduled increases in accordance with, and the determination of and payment of annual bonuses consistent with, normal prior practice (both as to timing and amount), increase in any manner the compensation or fringe benefits of any of its officers or employees or pay or agree to pay any pension or retirement allowance not required by any existing plan or agreement to any such officers or employees;

(iv)	amend its Bylaws or other governing documents; or

(v)	enter into an agreement to take any of the actions described in clauses (i) through (iv).

(c) Access to Information. To assist with the consummation of the transactions contemplated by this Agreement and the operation of the Companies and the Subsidiaries after the Closing and not for additional diligence investigation, the Sellers shall permit Purchaser and its authorized representatives to have access to the management employees, premises, books and records of the Companies and the Subsidiaries with reasonable prior notice and at reasonable hours, and shall furnish Purchaser with such financial and operating data and other information with respect to the Companies and the Subsidiaries as Purchaser may from time to time reasonably request. Any disclosure during such investigation by Purchaser shall not constitute any additional representations or warranties of the Companies or the Subsidiaries beyond those specifically set forth in this Agreement.

(d) Contact with Third Parties. Purchaser is not authorized to and shall not contact (and shall not permit any of its employees, counsel, accountants, consultants, financing sources and other authorized representatives to contact) any supplier, distributor, or customer of the Companies or the Subsidiaries prior to the Closing without the prior written consent of the Sellers.

Section 4.2 Reasonable Best Efforts; Further Assurances; Cooperation. Subject to the other provisions of this Agreement, each of the Parties hereto shall in good faith perform its obligations under this Agreement and shall use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all Authorizations and satisfy all conditions to the obligations of the Parties under this Agreement (including, if required, seeking early termination of the waiting period under the Competition Act Compliance) and to cause the transactions contemplated by this Agreement to be carried out promptly in accordance with the terms hereof and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, including cooperation with respect to the satisfaction of any of the conditions to the Closing set forth in Article V. Upon the execution of this Agreement and thereafter, each Party shall take such actions and execute and deliver such documents as may be reasonably requested by the other Parties hereto in order to consummate the transactions contemplated by this Agreement. As soon as practicable following the date hereof, Sellers will determine whether the guaranty by Spectrum contemplated by Section 6.1(i) is permitted under Spectrum’s credit and similar agreements and notify Purchaser thereof.

Section 4.3 Expenses. Except as otherwise provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses (including any brokerage commissions or any finder’s or investment banker’s fees and including attorneys’ and accountants’ fees) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. Without limiting or being limited by the foregoing, Purchaser will pay (a) the costs of obtaining any reports in connection with its due diligence, including any title insurance commitments or environmental reports, (b) all of the filing fees, if any, required under the Competition Act and (c) all fees or other costs required by Persons in connection with obtaining required consents and similar items necessary or appropriate to satisfy Purchaser’s closing conditions.

Section 4.4 Transfer of Consumer Assets and Liabilities of Consumer Products Businesses; Indemnification.

(a) Transfer. Prior to the Closing, the Sellers shall cause the Companies and the Subsidiaries to transfer to Spectrum L&G Canada all of the assets and employees of the Companies and the Subsidiaries that are primarily related to the facilities of the Consumer Products Business described generally on Exhibit C (the “Consumer Products Facilities”), and the Sellers shall cause Spectrum L&G Canada to assume all of the liabilities primarily related to such assets and employees, through a series of transactions as described in more detail on Exhibit D.

(b) Indemnification. From and after the Closing, (i) United shall defend, indemnify and hold harmless Purchaser and its Affiliates, including the Companies and the Subsidiaries, from and against any and all costs, Liabilities (including those assumed by Spectrum L&G Canada pursuant to Section 4.4(a)), losses, judgments, damages, Taxes, fines, penalties and expenses arising out of the operation or transfer of the Consumer Products Facilities; and (ii) Purchaser shall defend, indemnify and hold harmless United and its Affiliates, including Spectrum L&G Canada, from and against any and all costs, Liabilities, losses, judgments, damages, Taxes, fines, penalties and expenses arising out of the operation of the facilities of the Companies and the Subsidiaries other than the Consumer Products Facilities; provided, however, that neither United nor Purchaser shall be liable in any event under this Section 4.4(b) for lost profits or consequential, punitive, special, or incidental damages.

Section 4.5 Public Announcements. The timing and content of all press releases or other public announcements regarding any aspect of this Agreement to the financial community, Governmental Entities, employees or the general public by Purchaser or the Sellers shall be subject to the other Parties’ prior approval, except as may be required by applicable Law.

Section 4.6 Tax Matters. Responsibility for Filing Returns.

(i) The Sellers shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of each Company and each Subsidiary that are required to be filed with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date (a “Pre-Closing Period”) and shall pay or cause to be paid any Taxes due in respect of such Tax Returns.

(ii) Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Companies and the Subsidiaries not described in Section 4.6(a)(i) that are required to be filed after the Closing Date, and shall pay or cause to be paid any Taxes due in respect of such Tax Returns.

(iii) Purchaser shall not amend or otherwise modify any Tax Return filed by or with respect to any Company or any Subsidiary for any Pre-Closing Period without the prior written consent of Sellers.

(b) Cooperation on Tax Matters. Purchaser and the Sellers shall cooperate, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns and any audit, objection, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other’s request) the provision of records and information reasonably relevant to any such audit, objection, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Sellers and Purchaser shall retain all books and records with respect to Tax matters pertinent to the Companies and the Subsidiaries relating to any taxable period beginning before the Closing until expiration of the statute of limitations (and, to the extent notified by Purchaser or the Sellers, any extensions thereof) of the respective taxable periods, and shall abide by all record retention agreements entered into with any Taxing authority. Purchaser and the Sellers shall give each other reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other so requests, shall allow the other to take possession of such books and records. Purchaser and the Sellers shall, upon request, use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(c) Certain Taxes. All transfer, documentary, sales, use, goods and services, stamp, registration and other similar Taxes incurred in connection with this Agreement shall be paid by Purchaser when due, and Purchaser shall file all necessary Tax Returns and other documentation with respect to all such Taxes; provided, that if required by applicable Law the Sellers shall, and shall cause their Affiliates to, execute and file or join in the execution of any such Tax Returns and other documentation. The expense of such filings shall be paid by Purchaser.

(d) Company Group Taxes. Sellers shall be liable for and pay (i) all Taxes imposed on the Companies and the Subsidiaries, or any of them, or for which the Companies and the Subsidiaries, or any of them, may otherwise be liable, as a result of having been a member of a Company Group (including Taxes for which the Companies and the Subsidiaries, or any of them, may be liable pursuant to Treas. Reg. sec. 1.1502-6 or similar provisions of state, local or foreign Law). “Company Group” means any “affiliated group” (as defined in Section1504(a) of the Code) that, at any time on or before the Closing Date, includes or has included the Companies and the Subsidiaries, or any of them, or any predecessor of or successor to the Companies and the Subsidiaries, or any of them (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with the Companies and the Subsidiaries, or any of them, or any predecessor or successor to the Companies or any Subsidiary (or another such predecessor or successor); provided, however, that if Purchaser makes an election under Section 338(g) of the Code with respect to any of the Companies and the Subsidiaries, any resulting Tax liability shall be the responsibility of Purchaser, not Sellers.

(e) Tax Sharing Agreements. All tax sharing agreements and tax indemnity arrangements relating to the Companies and the Subsidiaries, or any of them (other than this Agreement) will terminate on and as of the Closing Date, and none of the Companies and the Subsidiaries will have any liability thereunder after the Closing Date.

Section 4.7 Release. If the Closing occurs, then Purchaser, on behalf of itself and its successors and assigns and Affiliates (including, after the Closing, each Company and each Subsidiary) (each a “Releasing Person“) does hereby forever, absolutely, unconditionally and irrevocably release and discharge the Sellers, each Affiliate, and the directors, officers, employees and agents of each of them (each a “Released Person“) from all obligations and liabilities of each Released Person to each Releasing Person, all agreements and understandings of each Released Person involving a Releasing Person, and all rights, Claims and causes of action (whether at Law or in equity and whether or not presently known to exist) of each Releasing Person against a Releasing Person that are a result of, involve or otherwise exist by reason of any act, omission, fact, circumstance or other matter, cause or thing whatsoever that arose, occurred or existed prior to the Closing; provided, however, that nothing in this Section 4.7 waives, releases or restricts in any manner whatsoever any of the Companies’ or the Subsidiaries’ rights or obligations arising out of this Agreement, the Confidentiality Agreement or the agreements set forth in Section 4.7 of the Disclosure Letter.

Section 4.8 Access to Books and Records. Without limiting the obligations in Section 4.6(b), after the Closing Date, and until the seventh anniversary of the Closing Date, each Party will permit the others to have reasonable access to the books and records relating to the Companies’ and the Subsidiaries’ businesses in its possession and to make copies of them upon the following conditions: (a) the requesting Party providing notice to the other which sets forth a valid business reason for the request for access and (b) the access being at such times and on such other reasonable conditions appropriate to avoid any material interference with the other Party’s business operations.

Section 4.9 Filing under the Competition Act.

(a) General. The Parties acknowledge that the transactions contemplated by this Agreement may require pre-merger notification to the Canadian Commissioner of Competition under Part IX of the Competition Act.

(b) Canadian Filings. The Parties will file all notices and information required to be filed pursuant to Part IX of the Competition Act as promptly as practicable.

(c) Communications. The Parties will each promptly inform the other of any material communication made to, or received by it from, the Canadian Commissioner of Competition or Persons acting on his behalf.

(d) Appeal. If the Canadian Commissioner of Competition brings a Claim seeking to prevent or restrain the transactions contemplated by this Agreement, then the Parties shall use their reasonable best efforts to defend and appeal such Claim, petition or complaint.

(e) Competition Act Compliance. “Competition Act Compliance” means:

(i) the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement;

(ii) the applicable waiting period under section 123 of the Competition Act has expired or been terminated in accordance with the Competition Act; or

(iii) the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the Competition Act;

and, in the case of (ii) or (iii), Purchaser has been advised in writing by the Commissioner of Competition that she has no intention, at that time, to file an application under Part VIII of the Competition Act, with respect to the transactions contemplated by this Agreement.

(f) Certain Representations and Warranties. None of the information supplied or to be supplied by a Party for inclusion in any regulatory filings prepared in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Filings”) by it, will, at the respective time the Regulatory Filings or any amendments or supplements to them are filed with the appropriate Governmental Entities, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the consummation of the transactions contemplated by this Agreement any act or event should be discovered by a Party which the applicable Law requires to be set forth in an amendment of, or a supplement to, the Regulatory Filings, then such Party will promptly so inform the others and will furnish all necessary information in writing to the others relating to such event.

Section 4.10 Employee Matters. Except for employees transferred pursuant to Section 4.4, Purchaser will cause each of the Companies and the Subsidiaries to continue to employ all of its employees immediately after the Closing subject to compliance with its written policies distributed to employees; provided, however, that the foregoing does not give any person the right to be employed or restrict in any way the right of the Companies and the Subsidiaries to terminate any person’s employment. For one year following the Closing, Purchaser shall, and shall cause the Companies and the Subsidiaries to, provide each such employee with compensation and benefits comparable in the aggregate to the compensation and benefits such employee received prior to the Closing. Without limiting the foregoing, all time such employees have been employed by the Companies and the Subsidiaries will be counted for eligibility participation, vesting and (except for the defined benefit pension plans) benefit accrual purposes.

Section 4.11 Directors and Officers Indemnification.

(a) If the Closing occurs, all rights to indemnification and all limitations on liability existing in favor of any officer, director or manager of the Companies and the Subsidiaries, in each case that is an individual (collectively, the “Indemnified Officer and Directors”), as provided in the certificate of incorporation, by-laws or other organizational documents of the Companies and the Subsidiaries and any employment or similar agreements (provided that nothing herein shall prevent any such agreement from being terminated in accordance with its terms) shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Companies and the Subsidiaries after the Closing. The obligations of the Companies and the Subsidiaries under this Section 4.11(a) shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 4.11(a) applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Officers and Directors to whom this Section 4.11(a) applies shall be third party beneficiaries of this Section 4.11(a)).

(b) The obligations of the Companies and the Subsidiaries under this Section 4.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 4.11 applies (the Indemnified Officers and Directors to whom this Section 4.11 applies are hereby made express and intended third party beneficiaries of this Section 4.11).

(c) None of the Companies or any of the Subsidiaries or Purchaser will take any action to amend or terminate the provisions of any Company’s or any Subsidiary’s certificates of incorporation or bylaws (or other governing documents) or any agreements between an Indemnified Party and the Companies or any of the Subsidiaries so as to reduce, limit, alter or otherwise terminate the Companies’ or the Subsidiaries’ obligations to indemnify any former officer, employee or director.

(d) If the Companies or the Subsidiaries fail, for any reason, to satisfy or discharge, in whole or in part, their obligations pursuant to this Section 4.11 with respect to a claim for indemnification or contribution, Purchaser shall be liable for satisfying or discharging such indemnification or contribution obligation to the extent not satisfied or discharged by the Companies and the Subsidiaries.

Section 4.12 Confidentiality. Until the third anniversary of the date hereof, or, with respect to information that constitutes trade secrets under applicable Law, so long as they remain such, each of Purchaser, on the one hand, and the Companies and the Subsidiaries, on the other, shall, and shall cause its Affiliates and its and their representatives and advisors to, keep secret and confidential and to not use or disclose (except for the specific purpose of evaluating the transactions contemplated by this Agreement) all non-public information regarding the Companies, the Subsidiaries and the other Parties that is acquired by or disclosed to it or its Affiliates, representatives and advisors in connection with the evaluation or negotiation of the transactions contemplated by this Agreement; provided, however, that if the Closing occurs, the restrictions imposed upon Purchaser by the first sentence of this Section 4.12 shall thereafter apply only to non-public information of the Companies and the Subsidiaries relating to the Consumer Products Business. These restrictions shall not apply to any information that (a) was, is now, or becomes available to the public (but not as a result of a breach of any duty of confidentiality by which the Party receiving such information (the “Receiving Party”) and its representatives and advisors are bound); (b) is disclosed to the Receiving Party by a Person not subject to any duty of confidentiality with respect to such information; (c) the Receiving Party demonstrates was developed independently by it without the use of any such non-public information; or (d) is required by applicable Law to be disclosed, but then only (i) to the extent disclosure is required and (ii) after giving the Party whose information is being disclosed such notice of such obligation so that it may seek a protective order or other similar or appropriate relief. If this Agreement is terminated prior to the Closing, each Receiving Party, their Affiliates and their representatives and advisors will promptly return to the other Parties or destroy all such data, information and other written material (including all copies thereof) obtained by such Receiving Party, and such Receiving Party will make no further use whatsoever of any of such or the information and knowledge contained therein or derived therefrom. The provisions of this Section 4.12 shall supersede any confidentiality agreement or similar contract that may exist between or among the Parties prior to the date hereof, including the confidentiality agreement entered into by Purchaser dated July 15, 2005 (the “Confidentiality Agreement”).

Section 4.13 Insurance. Each of the Companies and the Subsidiaries is included as an insured party under certain insurance policies maintained by Spectrum (the “Existing Parent Policies”). Effective as of the close of business on the Closing Date: (a) Spectrum will cause the termination of all continuing coverage under the Existing Parent Policies; and (b) Purchaser shall become solely responsible for all insurance coverage and related risk of loss with respect to each Company and each Subsidiary and its assets and operations. To the extent that after the Closing a Party requires any information regarding claim data, payroll or other information in order to make filings with insurance carriers or self insurance regulators from the other Party, then the other Party or Parties will promptly supply such information to the extent required and permitted by Applicable Law. Without limiting or being limited by the foregoing, neither Purchaser nor any of the Companies or the Subsidiaries will, after the Closing, make or have any right to make any claim under any Existing Parent Policy.

Section 4.14 Noncompetition and No Interference by Sellers.

(a) Scope and Reasonableness of Restrictions. Each of the Sellers acknowledges that the Companies and the Subsidiaries conduct the Fertilizer Technology Business throughout the United States and Canada (the “Territory”) and the Professional Products Business throughout Canada and that Purchaser would not purchase the Shares without the assurance that each of the Sellers and its Affiliates will not engage in the activities prohibited by this Section 4.14 for the periods set forth herein, and to induce Purchaser to consummate the purchase of the Shares, each of the Sellers shall restrict its actions and those of its Affiliates throughout the Territory as provided in this Section 4.14. Each of the Sellers acknowledges that such restrictions are reasonable in light of the business of the Companies and the Subsidiaries and the benefits of the transactions contemplated by this Agreement to the Sellers.

(b) Noncompetition. During the period commencing on the Closing Date and terminating on the third anniversary thereof (the “Noncompete Period”), neither United nor any of its Affiliates shall either engage in the Fertilizer Technology Business or the Professional Products Business within the Territory, or act as consultant, advisor, independent contractor, officer, manager, employee, principal, agent, trustee of any Person, or directly or indirectly own more than five percent of any Person, any of which is engaged in the Fertilizer Technology Business or the Professional Products Business in the Territory during the Noncompete Period.

(c) No Interference with Customers. During the Noncompete Period, neither any of the Sellers nor any of their Affiliates that they control shall induce a Restricted Professional or Tech Customer: (i) to buy from any Person engaged in the Fertilizer Technology Business or the Professional Products Business in the Territory; or (ii) to withdraw, curtail or cancel any Restricted Professional or Tech Customer’s business with Purchaser, the Companies or any of their Affiliates. As used in this Section 4.14, “Restricted Professional or Tech Customer” means any actual customer of the Companies or the Subsidiaries, or any potential customer of the Companies or the Subsidiaries, served or actively solicited by the Companies or the Subsidiaries within the twelve-month period prior to the Closing Date, in each case only with respect to the Fertilizer Technology Business or the Professional Products Business.

(d) Exception for Subsequently Acquired Business. Notwithstanding anything in this Section 4.14 to the contrary, any Seller or any of the Sellers’ Affiliates may (i) acquire or (ii) be acquired by a Person or business that is engaged in the Fertilizer Technology Business or the Professional Products Business in the Territory or both as a part of, in the case of (i), an acquisition of a Person or business that also conducts other business so long as, in the case of (i), the Fertilizer Technology Business or the Professional Products Business does not generate a majority of the revenues of the total operations acquired, and such acquisition and the ownership and operation of such business shall not be a violation of Sections 4.14(b) and (c).

(e) No Interference with Employees. Except with respect to employees identified in Section 4.14 of the Disclosure Letter and except with the consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, during the Noncompete Period, no Seller or any of its Affiliates which it controls will directly or indirectly request or induce any employee to terminate his employment with any Company or any Subsidiary and accept employment with another Person engaged in the Fertilizer Technology Business or the Professional Products Business in the Territory, or hire during the Noncompete Period, any employee of any Company or any Subsidiary within twelve months after termination of such employee’s employment.

(f) Remedies. Each of the Sellers acknowledges that any violation of the provisions of this Section 4.14 may cause irreparable harm to Purchaser, the Companies and the Subsidiaries and that damages are not an adequate remedy. Therefore, Purchaser shall be entitled to an injunction by an appropriate court in the appropriate jurisdiction, enjoining, prohibiting and restraining any Seller or its Affiliates which it controls from the continuance of any such violation, in addition to any monetary damages that might occur by reason of the violation of this Section 4.14. The remedies provided in this Section 4.14 are cumulative and shall not exclude any other remedies to which any Party may be entitled under this Agreement or applicable Law, and the exercise of a remedy shall not be deemed an election excluding any other remedy.

(g) Modification. Should any portion, provision or clause of this Section 4.14 be deemed too broad to permit enforcement to its full extent, then it shall be enforced to the maximum extent permitted by Law, and such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

(h) Covenants Independent. The covenants and agreements set forth in this Section 4.14 shall be deemed and shall be construed as separate and independent covenants and agreements, and, should any portion of such covenants and agreements be held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void or unenforceable any other portion thereof or any separate covenant not declared invalid, void or unenforceable; and this Section 4.14 shall in that case be construed as if the void, invalid or unenforceable portions were omitted.

(i) Tax Elections. Purchaser and the Sellers will elect in prescribed form to apply paragraph 56.4(3)(c) as proposed in clause 24.1(1) of the July 18, 2005 draft technical amendments to the Income Tax Act (Canada) (the “Draft Technical Amendments”) in respect of this Agreement. Each of Purchaser and the Sellers shall make such election in a manner consistent with this Agreement and shall include a copy of the prescribed form in its income tax return for its taxation year that includes the day on which this Agreement is entered into and such return will be filed on or before the applicable filing due date for that year. If a prescribed form is not available at that time, then the election shall be made in a manner acceptable to the Canada Revenue Agency. If any relevant provincial taxing authority proposes or enacts a similar provision, then Purchaser and the Sellers shall make such similar provincial election. While no portion of the Purchase Price is allocated to the non-competition and other covenants of the Sellers in Section 4.14, if any portion of the Purchase Price is determined by the Canada Revenue Agency to be in respect of a “restrictive covenant” as that term is defined in the Draft Technical Amendments, and the Sellers accept such determination or such determination is accepted by a court of competent jurisdiction and the Sellers do not appeal such judgment, then the full amount of such portion shall be subject to the paragraph 56.4(3)(c) election and Purchaser and the Sellers will take all necessary steps to amend or revise such election accordingly. Nu-Gro Corp., Nu-Gro Canada and Spectrum L&G Canada shall make and file such Tax elections, and at such elected amounts, if applicable, as determined by Nu-Gro Holding in its sole discretion, in respect of the transfer of assets and the assumption of liabilities and related transactions described in Section 4.4(a).

Section 4.15 Noncompetition and No Interference by Purchaser.

(a) Scope and Reasonableness of Restrictions. Purchaser acknowledges (i) that prior to the Closing the Companies and certain Subsidiaries have conducted the Consumer Products Business, the assets and liabilities of which have been transferred to the Spectrum L&G Canada, (ii) that the Companies and certain Subsidiaries have conducted the Consumer Products Business throughout the Territory, (iii) that certain of the products, technology, trade secrets and confidential information related to the Consumer Products Business also relate to the Fertilizer Technology Business and the Professional Products Business, and (iv) that the Sellers would not sell the Shares without the assurance that Purchaser and its Affiliates

(including, after the Closing, the Companies and the Subsidiaries) will not engage in the activities prohibited by this Section 4.15 for the periods set forth herein, and to induce the Sellers to consummate the sale of the Shares, Purchaser shall restrict its actions and those of the Affiliates throughout the Territory as provided in this Section 4.15. Purchaser acknowledges that such restrictions are reasonable in light of the business of the Companies and the Subsidiaries and the benefits of the transactions contemplated by this Agreement to Purchaser.

(b) Noncompetition. During the period commencing on the Closing Date and terminating at the end of the Noncompete Period, neither Purchaser nor any of its Affiliates (including, after the Closing, the Companies and the Subsidiaries) shall either engage in the Consumer Products Business within the Territory, or act as consultant, advisor, independent contractor, officer, manager, employee, principal, agent, trustee of any Person, or directly or indirectly own more than five percent of any Person, any of which is engaged in the Consumer Products Business in the Territory during the Noncompete Period.

(c) No Interference with Customers. During the Noncompete Period, neither Purchaser nor any of its Affiliates shall induce a Restricted Consumer Customer: (i) to buy from any Person engaged in the Consumer Products Business in the Territory; or (ii) to withdraw, curtail or cancel any Restricted Consumer Customer’s business with the Sellers or their Affiliates they control. As used in this Section 4.15, “Restricted Consumer Customer” means any actual customer of the Sellers, the Companies or the Subsidiaries, or any potential customer of the Sellers, the Companies or the Subsidiaries, served or actively solicited by the Sellers, the Companies or the Subsidiaries within the twelve-month period prior to the Closing Date, in each case only with respect to the Consumer Products Business.

(d) Exception for Subsequently Acquired Business. Notwithstanding anything in this Section 4.15 to the contrary, Purchaser or any of Purchaser’s Affiliates may (i) acquire or (ii) be acquired by a Person or business that is engaged in the Consumer Products Business in the Territory as a part of, in the case of (i), an acquisition of a Person or business that also conducts other business so long as, in the case of (i), the Consumer Products Business does not generate a majority of the revenues of the total operations acquired, and such acquisition and the ownership and operation of such business shall not be a violation of Sections 4.15(b) and (c).

(e) No Interference with Employees. Except with respect to employees identified in Section 4.15 of the Purchaser Disclosure Letter and except with the consent of the Sellers, such consent not to be unreasonably withheld, conditioned or delayed, during the Noncompete Period, neither Purchaser nor any of its Affiliates which it controls will directly or indirectly request or induce any employee to terminate his employment with any Seller or any of its Affiliates which it controls and accept employment with another Person engaged in the Consumer Products Business in the Territory, or hire during the Noncompete Period, any employee of the Sellers or its Affiliates which it controls within twelve months after termination of such employee’s employment.

(f) Remedies. Purchaser acknowledges that any violation of the provisions of this Section 4.15 may cause irreparable harm to the Sellers and that damages are not an adequate remedy. Therefore, the Sellers shall be entitled to an injunction by an appropriate court in the appropriate jurisdiction, enjoining, prohibiting and restraining Purchaser or its Affiliates which it controls from the continuance of any such violation, in addition to any monetary damages that might occur by reason of the violation of this Section 4.15. The remedies provided in this Section 4.15 are cumulative and shall not exclude any other remedies to which any Party may be entitled under this Agreement or applicable Law, and the exercise of a remedy shall not be deemed an election excluding any other remedy.

(g) Modification. Should any portion, provision or clause of this Section 4.15 be deemed too broad to permit enforcement to its full extent, then it shall be enforced to the maximum extent permitted by Law, and such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

(h) Covenants Independent. The covenants and agreements set forth in this Section 4.15 shall be deemed and shall be construed as separate and independent covenants and agreements, and, should any portion of such covenants and agreements be held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void or unenforceable any other portion thereof or any separate covenant not declared invalid, void or unenforceable; and this Section 4.15 shall in that case be construed as if the void, invalid or unenforceable portions were omitted.

Section 4.16 Use of Names. Within five Business Days after the Closing, Nu-Gro Holding shall, and United shall cause each of its Affiliates with “Nu-Gro” in its corporate or organizational name to, amend its governing documents to change its name to eliminate “Nu-Gro” from it. The “Nu-Gro” name and certain other marks will be licensed to Spectrum L&G Canada by Nu-Gro IP pursuant to a license agreement to be delivered at the Closing in the form of Exhibit E-1 (the “Nu-Gro License Agreement”).

Section 4.17 Audited Financial Statements. Sellers shall use their best efforts to cause to be prepared, audited and delivered to Purchaser as soon as practicable and by February 20, 2006 a consolidated balance sheet of the Companies and the Subsidiaries as at September 30, 2005 and the related audited consolidated statement of operations and cash flows for the year then ended (the “2005 Audited Financial Statements”). If for any reason, the 2005 Audited Financial Statements have not been delivered to Purchaser by February 20, 2006, Sellers will take all practicable actions to expedite the completion of the 2005 Audited Financial Statements and to cause them to be delivered as soon as possible. For the avoidance of doubt, Purchaser acknowledges that the delivery of the 2005 Audited Financial Statements is not a condition to Closing. Sellers shall also cause to be made available to Purchaser the work papers (including consolidating schedules) of the auditors preparing the 2005 Audited Financial Statements and shall use their best efforts to ensure that Purchaser has reasonable and timely access to the auditors.

ARTICLE V.

CONDITIONS PRECEDENT TO THE CLOSING

Section 5.1 Conditions of the Parties’ Obligations to Effect the Closing. The respective obligations of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (if permitted by applicable Law or Governmental Order) by each Party prior to the Closing of the following conditions:

(a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law that is in effect and that has the effect of making the Closing illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement; provided, however, that each of the Parties shall have used its reasonable best efforts to prevent the entry of such Governmental Order and to appeal as promptly as possible any such Governmental Order that is entered.

(b) Authorizations. All Authorizations of Governmental Entities required to consummate the transactions contemplated by this Agreement, shall have been obtained, all such Authorizations shall remain in full force and effect, no appeal shall have been filed challenging any such Authorizations, all statutory waiting periods in respect thereof, shall have expired or been terminated or waived. Without limiting the foregoing, Competition Act Compliance shall have been satisfied.

Section 5.2 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Purchaser):

(a) Injunction, etc. No Claim with substantial merit shall have been instituted by any Person, which has not been withdrawn, dismissed or otherwise eliminated, and which seeks (i) to prohibit or restrict consummation of the transactions contemplated hereby or to limit in any material respect the right of Purchaser to control the business of the Companies and the Subsidiaries after the Closing Date, or (ii) to subject Purchaser or its directors or officers to material liability on the ground that it or they have violated any Law in relation to the transactions contemplated by this Agreement.

(b) Representations and Warranties; Covenants and Agreements. The representations and warranties of the Sellers contained in this Agreement shall have been true and correct at the date hereof and except for changes contemplated in this Agreement, shall have been true and correct as of the Closing Date, with the same force and effect as if made at and as of the Closing Date, except in each case where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect; provided, however, that representations and warranties that are confined to a specified date shall speak only as of such date and all “material,” “in all material respects,” “Material Adverse Effect,” “immaterial,” “materially” and similar materiality qualifiers in Article II shall be ignored for purposes of this Section 5.2(b). The Sellers shall have performed or complied (or cured any noncompliance) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date. The Sellers shall deliver to Purchaser a certificate, dated as of the Closing Date, executed on its behalf by an authorized officer, to the effect that the conditions specified in this Section 5.2(b) have been satisfied.

(c) No Material Adverse Effect. After the date of this Agreement there shall not have been any Material Adverse Effect.

(d) Consents. The Sellers shall have obtained as of the Closing all of the required consents or approvals of third parties to contracts with the Companies or the Subsidiaries listed in Section 5.2 of the Disclosure Letter.

Section 5.3 Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Sellers):

(a) Injunction, etc. No Claim with substantial merit shall have been instituted by any Person, which has not been withdrawn, dismissed or otherwise eliminated, and which seeks (i) to prohibit restrict consummation of the transactions contemplated hereby or (ii) to subject the Companies or the Subsidiaries or their officers and directors to material liability on the ground that it or they have violated any Law in relation to the transactions contemplated by this Agreement.

(b) Representations and Warranties; Covenants and Agreements. The representations and warranties of Purchaser contained in this Agreement shall have been true and correct at the date hereof and except for changes contemplated in this Agreement, shall have been true and correct as of the Closing Date, with the same force and effect as if made at and as of the Closing Date, except in each case where the failure to be true and correct would not reasonably be expected to have a material adverse effect on the Sellers, provided, however, that representations and warranties that are confined to a specified date shall speak only as of such date and all “material,” “in all material respects,” “material adverse effect,” “immaterial,” “materially” and similar materiality qualifiers in Article III, shall be ignored for purposes of this Section 5.3(b). Purchaser shall have performed or complied (or cured any noncompliance) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date. Purchaser shall deliver to the Sellers a certificate, dated as of the Closing Date, executed on its behalf by an authorized officer, to the effect that the conditions specified in this Section 5.3(b) have been satisfied.

ARTICLE VI.

ITEMS TO BE DELIVERED AT THE CLOSING

Section 6.1 To be Delivered by the Sellers. At the Closing, the Sellers shall deliver, or cause to be delivered, to Purchaser the following:

(a) The share certificates representing all of the Shares, together with separate stock transfer powers duly endorsed by the appropriate Seller for transfer of the Shares to Purchaser.

(b)	The certificate referred to in Section 5.2(b).

(c)	Each Company’s and each Subsidiary’s corporate minute books, corporate seal and stock records.

(d)	Letters of resignation in forms reasonably satisfactory to Purchaser, effective as of the Closing Date, from each of the officers and directors of the Companies and the Subsidiaries, except those officers that Purchaser notifies the Sellers prior to the Closing Date it wishes to retain.

(e)	Copies of the resolutions of the Boards of Directors of the Sellers, and, if necessary their shareholders, authorizing the execution, delivery and performance of the Seller Delivered Agreements, certified by the Secretary of each of the Sellers or other officer responsible for the books and records of each of the Sellers as being true and correct copies of the originals which have not been modified or amended and which are in effect at the Closing.

(f)	Supply Agreements between Spectrum L&G Canada and Nu-Gro Corp. with respect to (i) the manufacture of finished products at the Morpac plant, in the form of Exhibit F-1, (ii) the manufacture of finished products at the Putnam plant, in the form of Exhibit F-2, and (iii) the packaging and supply of fertilizer, in the form of Exhibit F-3, and a Supply Agreement among Spectrum L&G Canada and SCU Nitrogen, Wilson Labs, Nu-Gro IP, Nu-Gro America and Nu-Gro Tech with respect to the supply of raw materials, in the form of Exhibit F-4 (collectively, the “Supply Agreements”), each duly executed by the parties thereto other than Purchaser.

(g)	An agreement among the Sellers and Nu-Gro Corp. in the form of Exhibit G (the “Transition Services Agreement”), with respect to certain transition arrangements following the Closing, duly executed by the Sellers.

(h)	The Nu-Gro License Agreement and a license agreement between Spectrum L&G Canada and Nu-Gro Corp. with respect to the license by Spectrum L&G Canada of certain other trademarks used by both the Consumer Products Business and the Professional Products Business, in the form of Exhibit E-2 (the “Spectrum License Agreement” and together with the Nu-Gro License Agreement, the “License Agreements”), duly executed by the parties thereto.

(i)	A guaranty agreement in commercially reasonable form and reasonably satisfactory to Purchaser executed by Spectrum, pursuant to which Spectrum guarantees the obligations of Sellers under Article VIII; provided, however, that if such a guaranty is not permitted under Spectrum’s credit and similar agreements currently in effect, Sellers shall substitute an alternative arrangement to provide suitable protection, such as a letter of credit, subject to the approval of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.2 To be Delivered by Purchaser. At the Closing, Purchaser shall deliver to the Sellers the following:

(a) The Purchase Price, by wire transfer of immediately available funds in United States Dollars pursuant to wire transfer instructions provided by the Sellers to Purchaser prior to Closing.

(b) The certificate referred to in Section 5.3(b).

(c) Copies of the resolutions of the Board of Directors of Purchaser, authorizing the execution, delivery and performance of the Purchaser Delivered Documents, certified by the Secretary of Purchaser or other officer responsible for the books and records of Purchaser as being true and correct copies of the originals which have not been modified or amended and which are in effect at the Closing.

(d) The Transition Services Agreement, duly executed by Purchaser.

(e) The Supply Agreements, duly executed by Purchaser.

ARTICLE VII.

TERMINATION AND ABANDONMENT

Section 7.1 Termination and Abandonment. This Agreement may be terminated and abandoned at any time prior to the Closing Date:

(a) By mutual written consent of the Parties;

(b) By Purchaser if any event shall have occurred as a result of which any condition set forth in Section 5.1 or 5.2 is no longer capable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to Purchaser if the condition to its obligation to perform became incapable of fulfillment due to its failure, or the failure of any of its Affiliates, to fulfill any obligation under this Agreement;

(c) By the Sellers, if any event shall have occurred as a result of which any condition set forth in Section 5.1 or 5.3 is no longer capable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the Sellers if the condition to their obligation to perform became incapable of fulfillment due to their failure, or the failure of any of their Affiliates, to fulfill any obligation under this Agreement; or

(d) By Purchaser or the Sellers, if the Closing shall not have occurred on or before March 31, 2006, provided, however that a Party whose breach of this Agreement has resulted in the Closing not having occurred on or before said date shall not have the right to terminate this Agreement pursuant to this Section 7.1(d).

Section 7.2 Specific Performance; Remedies Cumulative. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated hereby are special, unique, and of extraordinary character, and that, in the event that any Party violates or fails and refuses to perform any covenant made by it herein, the other Party or Parties will be without adequate remedy at Law. In the event that any Party violates, fails or refuses to perform any covenant made by it herein, the other Party or Parties may, in addition to any remedies at Law, institute and prosecute an action in a court of competent jurisdiction to enforce specific performance of such covenant or seek any other equitable relief. No exercise of a remedy available to a Party shall be deemed an election excluding any other remedy available to such Party.

Section 7.3 Effect of Termination. Except for the provisions of Sections 4.3, 4.5, 4.12 and this Section 7.3 and Article VIII, which shall survive any termination and abandonment of this Agreement, in the event of the termination and abandonment of this Agreement, this Agreement shall forthwith become void and have no further effect, without any liability on the part of any Party hereto or its respective officers, directors or shareholders; provided, however, that nothing in this Section 7.3 shall relieve any Party from liability for the willful and intentional breach of its representations, warranties, covenants or agreements set forth in this Agreement occurring prior to such termination and abandonment.

ARTICLE VIII.

GENERAL PROVISIONS

Section 8.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) Representations and Warranties. Certain representations and warranties shall survive the Closing as follows:

(i) the representations and warranties set forth in Sections 2.1(a) and (b) (Organization), 2.2 (Capitalization), 2.3 (Authority), 3.1 (Organization of Purchaser) and 3.2 (Authority of Purchaser) shall survive the Closing for a period of 18 months following the Closing Date;

(ii) the representations and warranties set forth in Section 2.6 relating to the Carve Out Financial Statements and the 2005 Audited Financial Statements shall survive the Closing for a period of 30 days following the date that Purchaser has received both the 2005 Audited Financial Statements and reasonable and timely access to the work papers (including consolidating schedules) of the auditors preparing the 2005 Audited Financial Statements;

(iii) the representations and warranties set forth in Sections 2.11 (Environmental Matters) and 2.13 (Intellectual Property) shall survive the Closing for a period of one year following the Closing Date; and

(iv) the representations and warranties set forth in Section 2.15 (Tax Matters) shall survive the Closing until ninety days following the expiration of the applicable statute of limitations.

All of the other representations and warranties contained in this Agreement or in any certificate delivered at the Closing shall expire and terminate as of the Closing and be of no further force and effect, and upon expiration and termination of a particular representation and warranty neither Purchaser nor the Sellers shall have any post-Closing remedy for breaches thereof other than as explicitly described in this Section 8.1 and Section 8.2. Notwithstanding the foregoing, any breach of a representation or warranty of the Sellers relating to any Tax liability of the Companies and the Subsidiaries which is based on fraud shall continue in force indefinitely.

(b) Covenants and Agreements. The covenants and agreements set forth in Sections 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16 and 4.17 and this Article VIII shall survive in accordance with their terms; all of the other covenants and agreements in this Agreement shall expire and terminate as of the Closing, and neither Purchaser nor the Sellers shall have any post-Closing remedy for breaches of any covenant or agreement set forth in this Agreement other than those set forth in Sections 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16 and 4.17 and this Article VIII.

Section 8.2 Indemnity. Indemnification by the Sellers. If the Closing occurs, the Sellers shall indemnify the Purchaser (taking into account any Taxes imposed as a result of the receipt of the indemnification payment and any deduction, credit or other Tax benefit realized as a result of the event giving rise to the indemnity) net of any insurance recovery against all losses, damages, liabilities, demands, assessments, judgments, costs and expenses (including reasonable expenses of investigation and legal fees and expenses in connection with any action or proceeding against the Purchaser) (collectively, “Losses”) arising out of any misrepresentation or breach of a representation, warranty, covenant or agreement by the Sellers under this Agreement, in each case only if such representation, warranty, covenant or agreement survives the Closing pursuant to Section 8.1 and the claim for indemnification is made within the period of survival; provided, however, that the Sellers shall not be liable in any event under this Section 8.2 for lost profits or consequential, punitive, special, or incidental damages.

(b) Indemnification by Purchaser. If the Closing occurs, Purchaser shall indemnify the Sellers (taking into account any Taxes imposed as a result of the receipt of the indemnification payment and any deduction, credit or other Tax benefit realized as a result of the event giving rise to the indemnity) net of any insurance recovery against all Losses arising out of any misrepresentation or breach of a representation, warranty, covenant or agreement by Purchaser under this Agreement, in each case only if such representation, warranty covenant or agreement survives the Closing pursuant to Section 8.1 and the claim for indemnification is made within the period of survival; provided, however, that Purchaser shall not be liable in any event under this Section 8.2 for lost profits or consequential, punitive, special, or incidental damages.

(c) Indemnification Claims Procedures.

(i) Notice of Claim; Payment or Objection. The Party seeking indemnification (the “Indemnified Party”) shall give each Party from whom indemnification is sought (the “Indemnifying Party”) a written notice (“Notice of Claim”) within sixty days of the discovery of any Loss with respect to which the right to indemnification contained in this Section 8.2 may be claimed; provided, however, that the failure to give such notice within such sixty day period shall not result in the waiver or loss of any right to bring such claim hereunder after such period unless the Indemnifying Party is actually prejudiced by such failure. Any Notice of Claim shall set forth a reasonable description of the alleged basis for the claim and the amount of Loss asserted or anticipated to be asserted by reason of the claim. If the Indemnified Party gives a Notice of Claim, the Indemnifying Party, within thirty days following receipt of such Notice of Claim, shall either give the Indemnified Party a counter-notice specifying its objection with respect to such Notice of Claim or pay the amount specified in the Notice of Claim.

(ii) Third Party Claims; Control of Defense. If a claim or demand for indemnification is based upon an asserted liability or obligation to a third party (a “Third Party Claim”), then the Indemnified Party shall give prompt notice of any such Third Party Claim to the Indemnifying Party, and a failure to provide such notice of a Third Party Claim in a reasonable time to allow the Indemnifying Party time to prepare an effective defense shall result in the waiver or loss of any right to indemnification. The Indemnifying Party may defend such Third Party Claims at its expense with counsel chosen and paid by it, and if it elects to so defend a Third Party Claim, the Indemnifying Party shall give written notice (the “Notice of Defense”) to the Indemnified Party within thirty days after the date such notice of a Third Party Claim is received that acknowledges that it is defending the Third Party Claim. The Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ lawyers of its choice for such purpose at its own expense. The Indemnified Party shall be entitled to assume control of the defense of such Third Party Claim, and the Indemnifying Party shall pay the reasonable fees and expenses of lawyers retained by the Indemnified Party (excluding the fees and expenses of the Indemnified Party’s lawyers prior to the date of such assumption of the defense), if the Indemnifying Party either failed to give a Notice of Defense or has failed or is failing to defend such Third Party Claim.

(iii) Settlement. If the Indemnifying Party is defending a Third Party Claim, then such Indemnifying Party may not settle such Third Party Claim without the consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if the Indemnifying Party submits to the Indemnified Party a bona fide settlement offer from the third party claimant of any Third Party Claim, which settlement offer includes the release by the claimant or the plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim and the terms of such offer shall not otherwise have any adverse effect on the Indemnified Party or its assets or business, and the Indemnified Party refuses to consent to such settlement, then thereafter the Indemnifying Party’s liability to the Indemnified Party with respect to such Third Party Claim shall not exceed the settlement amount included in such bona fide settlement offer, and the Indemnified Party shall either assume the defense of such Third Party Claim or pay the Indemnifying Party’s attorney’s fees and other out-of-pocket costs incurred thereafter in continuing the defense of such Third Party Claim.

(iv) Third Party Claims Assistance. Purchaser and the Sellers shall provide or cause their appropriate employees or representatives to provide the other Parties with access to information or data in connection with the handling and defense of any Third Party Claim (including counterclaims filed by the parties) in respect to which a Party may be required to indemnify another Party under this Agreement.

(d) Treatment of Material Adverse Effect. Solely for purposes of indemnification pursuant to this Section 8.2, each reference to “Material Adverse Effect” contained in Sections 2.11 and 2.13 shall mean an adverse effect with respect to the Companies and the Subsidiaries of US$ 500,000 or more, it being acknowledged, for the avoidance of doubt, that if such threshold is met, Purchaser shall be entitled to indemnification for the full amount of the Loss.

(e) Limits on Indemnity Obligations.

(i) Neither the Sellers, on the one hand, nor the Purchaser, on the other, shall be obligated to make indemnification payments for breaches of its or their representations and warranties surviving pursuant to Sections 8.1(a)(i) (Organization, Capitalization and Authority) that in the aggregate exceed the Purchase Price.

(ii) The Sellers shall not be obligated to make indemnification payments for breaches of the representations and warranties surviving pursuant to Section 8.1(a)(ii) (Financial Statements) (x) that in the aggregate exceed 20% of the Purchase Price and (y) until the liability under this Section 8.2(e)(ii) exceeds $500,000, and then only for the excess.

(iii) The Sellers shall not be obligated to make indemnification payments for breaches of the representations and warranties surviving pursuant to Section 8.1(a)(iii) (Environmental Matters and Intellectual Property) that in the aggregate exceed 10% of the Purchase Price for breaches of representations and warranties under Section 2.11 and 10% of the Purchase Price for breaches of representations and warranties under Section 2.13, for an aggregate of 20% of the Purchase Price.

(iv) There shall be no limit on (A) the Sellers’ obligation to make indemnification payments for breaches of the representations and warranties surviving pursuant to Sections 8.1(a)(iv) (Tax Matters) or (B) either the Sellers’ or Purchaser’s obligation to make indemnification payments for breaches of covenants or agreements in this Agreement.

(f) Environmental Investigation. Purchaser shall not be entitled to any indemnification pursuant to this Agreement with respect to any Loss relating to or arising out of any condition that is discovered or identified as a result of any new subsurface environmental investigation by or on behalf of Purchaser or any of its Affiliates after the Closing, unless such investigation is required by applicable Law.

(g) Exclusive Remedy. If the Closing occurs, then the remedies provided in this Section 8.2 shall be the sole and exclusive remedies for recoveries by Purchaser against the Sellers or by Sellers against the Purchaser for breaches of this Agreement, except in the case of fraud; provided, however, that neither the foregoing nor anything else in this Agreement shall limit the right of any Party to enforce the performance of this Agreement by any remedy available to it in equity.

Section 8.3 Notices. All notices and other communications under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail (airmail if to an address in a country other than the country in which the sender is located), postage prepaid, return receipt requested; or (d) delivery service requiring acknowledgment of receipt. Any such notice or communication shall be sent to the appropriate Party at its address or facsimile number given below (or at such other address or facsimile number for such Party as shall be specified by notice given hereunder):

If to Purchaser, to:

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, Alberta T2J 7E8 Canada

Fax: (403) 225-7601

Attention: Andrew Mittag

with a copy to:

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, Alberta T2J 7E8 Canada

Fax: (403) 225-7601

Attention: Craig M. Saloff

If to the Sellers, to:

Spectrum Brands, Inc.

Six Concourse Parkway

Suite 3300

Atlanta, Georgia 30328

Fax: (770) 829-6200

Attn: Kent J. Hussey, President

with a copy to:

Sutherland Asbill & Brennan LLP

999 Peachtree Street, N.E.

Atlanta, Georgia 30309-3996

Fax: (404) 853-8806

Attn: Mark D. Kaufman

All such notices and communications shall be deemed received upon (a) actual receipt thereof by the addressee, (b) actual delivery thereof to the appropriate address as evidenced by an acknowledged receipt, or (c) in the case of a facsimile transmission, upon transmission thereof by the sender and confirmation of receipt. In the case of notices or communications sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice or communication to the addressee at the address provided for above. However, such mailing shall in no way alter the time at which the facsimile notice or communication is deemed received.

Section 8.4 Table of Contents; Headings; Rules of Construction.

(a) The Table of Contents and headings contained herein are for convenience of reference only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

(b) “Include” and “including” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(c) “Business Day” means any day other than Saturday, Sunday, any day which is a legal holiday under the Laws of the State of New York and any day on which banking institutions in the State or City of New York are authorized or required by Law to close.

(d) The phrase “to the Knowledge of the Sellers” and variations of it refer to all matters actually known to any of John Hill, Mark Barbera, Kelly Clinton, Sherry Stewart or Sheldon Witte.

(e) The words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) Words importing the singular will also include the plural, and vice versa.

(g) The symbol “$” means United States Dollars, and the symbol “C$” means Canadian Dollars. All payments made under this Agreement shall be made in United States Dollars.

(h) The term “Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control“ means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled“ and “controlling“ have meanings correlative thereto

Section 8.5 Amendment. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and executed by each of the Parties hereto.

Section 8.6 Severability. If any provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon any such determination that any provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

Section 8.7 Waiver. The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right to enforce the same. No waiver by any Party of any condition, or the breach of any provision contained in the Seller or Purchaser Delivered Agreements, or whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other provision herein or therein.

Section 8.8 No Third Party Beneficiaries; Assignment. This Agreement shall be binding on the Parties and their respective successors and assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except as provided in Sections 4.7, 4.10 and 4.11, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person. Except for any assignment to a wholly-owned subsidiary or wholly-owned subsidiaries of Purchaser, in which event Purchaser shall remain liable for the performance of this Agreement, no transfer or assignment of this Agreement or of any rights or obligations under this Agreement may be made by any Party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed) and any attempted transfer or assignment without that required consent shall be void.

Section 8.9 Time of the Essence; Computation of Time. Time is of the essence of each and every provision of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement shall fall upon Saturday, Sunday or a public or legal holiday, the Party having such right or duty shall have until 6:00 p.m. New York time on the next succeeding regular Business Day to exercise such right or to discharge such duty.

Section 8.10 Counterparts. This Agreement may be executed by each Party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signatures of all of the Parties. This Agreement may be executed in two or more counterparts, each of which shall be an original, and each of which shall constitute one and the same agreement. Any Party may deliver an executed copy of this Agreement and of any documents contemplated hereby by facsimile transmission to another Party and such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of such other documents.

Section 8.11 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any Laws of such State that would make such choice of Laws ineffective. Each Party hereto hereby submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in Manhattan for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party hereto irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each Party hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 8.12 No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 8.13 Entire Agreement. This Agreement (with its Exhibits and the Disclosure Letter) contains, and is intended as, a complete statement of all the terms of the arrangements among the Parties with respect to the matters provided for herein and therein, and supersedes any previous agreements and understandings among the Parties with respect to those matters.

[signatures on next page]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

PURCHASER:	AGRIUM INC.

	By:	/s/ Bruce Waterman
	Name:	Bruce Waterman
	Title:	Senior Vice President and CFO

	By:	/s/ Andrew Mittag
	Name:	Andrew Mittag
	Title:	Senior Vice President

SELLERS:	UNITED INDUSTRIES CORPORATION

	By:	/s/ Robert L. Caulk
	Name:	Robert L. Caulk
	Title:	Chief Executive Officer

NU-GRO HOLDING COMPANY, L.P.

	By:	/s/ James T. Lucke
	Name:	James T. Lucke
	Title:	Vice President, Secretary and General Counsel

EXHIBIT A

NET WORKING CAPITAL

Current Assets:

Accounts Receivable

Spectrum Brands Accounts Receivable

Inventory

Prepaid Expenses

Current Liabilities:

Accounts Payable

Accrued Liabilities

EXHIBIT B

NET WORKING CAPITAL EXAMPLE

(Cdn million)	7/31/05
Current Assets

Accounts Receivable	17.2
Inventory	19.5
Prepaid Expenses	1.0

37.7

Current Liabilities

Accounts Payable	10.0
Accrued Liabilities	4.6

14.6

Net Working Capital	23.1

EXHIBIT C

CONSUMER PRODUCTS FACILITIES

Location	Function	Owned By
Abbottsford, BC	Soil, case good DC	Nu-Gro Canada
Crossfield, ALB	Soil, fertilizer & cat litter packaging	Nu-Gro Canada
Winnipeg, MAN	Soils	Nu-Gro Canada
Woodstock, ON	Soils	Nu-Gro Canada
Brampton, ON	Grass seed packaging	Nu-Gro Canada
Laval, QUE	Case good DC, fertilizer packaging, Soils	Nu-Gro Canada
Burnaby	Sales Office	Nu-Gro Canada
Gloversville, NY	Old MU Facility	Nu-Gro Tech

EXHIBIT D

TRANSFER OF CONSUMER PRODUCTS BUSINESS AND RELATED ACTIONS

1. Nu-Gro Corp, Nu-Gro Canada and Nu-Gro IP are all amalgamated together, with the successor by amalgamation being named “Nu-Gro IP, Inc” (the “Successor Entity”).

2. The Successor Entity forms Spectrum L&G Canada.

3. The Successor Entity contributes all of its assets and liabilities and employees that are primarily related to the Consumer Products Facilities to Spectrum L&G Canada (this will include the trademarks and other intellectual property assets that are related to the Consumer Products Business, which are owned by Nu-Gro IP as of the date of this Agreement).

4. The Successor Entity transfers the limited partnership interests in Spectrum L&G Canada owned by it to Rayovac Canada Inc., an Affiliate of the Sellers, in exchange for a promissory note.

5. The Successor Entity dividends the promissory note to Nu-Gro Holding.

6. Nu-Gro Holding sells the shares of the Successor Entity to Purchaser at the Closing.

The Successor Entity and Spectrum L&G Canada shall make and file such Tax elections at such amounts, if applicable, as determined by the Sellers in their sole discretion, with respect to the steps described above.

EXHIBIT E-1

NU-GRO LICENSE AGREEMENT

EXHIBIT E-2

SPECTRUM LICENSE AGREEMENT

EXHIBIT F-1 – 4

SUPPLY AGREEMENTS

EXHIBIT G

TRANSITION SERVICES

Each Party will provide, at cost, the facilities and services currently used by the Consumer Products Business and the Professional Products Business and Fertilizer Technology Business, including the following:

•	Information Services

•	Office space and product distribution at Brantford facility

•	Accounting

•	Purchasing

•	Taxes

•	Marketing

•	Risk Management and Benefits

•	Employee Relations/Human Resources

•	Treasury

•	Contract Administration

•	Other Administrative Services, as reasonably required.

The Parties will use commercially reasonable efforts to terminate each of the transition services as soon as practicable, and the Party receiving any transition services may terminate such transition services at any time on at least thirty days’ notice.